SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                  NOVEMBER 2001

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X Form 40-F
                                     ---          ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes    No X
                                     ---   ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       SAPIENS INTERNATIONAL CORPORATION N.V.
                                                    (Registrant)




Date: December 2, 2001                             By:
                                                      -------------------------
                                                      Steve Kronengold
                                                      General Counsel